Exhibit 16.1

March 31, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Lone Pine Holdings, Inc.

We have read Item 4.01 of Form 8-K dated March 31, 2010 which we understand will be filed by Lone Pine Holdings, Inc. and are in agreement with the statements contained in section (a) as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,
Meyler & Company, LLC